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OMB APPROVAL

11021783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
SEC FILE NUMBER
8-53406

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) **AND ENDING** DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

CapFi Partners, LLC
NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO. 128045

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2445 M Street NW - 2nd Floor
(No. and Street)

Washington (City) DC (state) 20037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T REMUS, CPA (609) 540-1751
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state *last, first, middle name*)

3673 Quakerbridge Road PO Box 2555 (Address) Hamilton Square (City) NJ (State) 08690 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 17 2011
REGISTRATIONS BRANCH
16

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I Mark Kimsey swear (or affirm) that, to

the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm

of CapFi Partners, LLC as

of December 31 20 10, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

Signature

CEO

Title

5/16/11

Notary Public

LISA D. EALLEY
NOTARY PUBLIC
District of Columbia
My Commission Expires Aug. 14, 2015

This report** contains (check all applicable boxes):

[ ] (a) Facing page
[ ] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[ ] (l) An Oath or Affirmation.
[] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPFI PARTNERS, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	88,929
Net Capital, per above		79,717
Difference	$	9,212

	Per Focus Report	Adjustments	Per Audit
Members' Equity and Net Capital	$ 88,929	$ (9,212)	$ 79,717
Deductions and / or charges			
Audit Adjustment 1	(2,500)	2,500	
Audit Adjustment 5	(11,228)	11,228	
Unidentified	(1,602)	1,602	
Additions			
Audit Adjustment 3	6,118	(6,118)	
	$ 79,717	$ -	$ 79,717

The accompanying notes are an integral part of the financial statements.

CAPFI PARTNERS, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2010

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	88,929
Net Capital, per above		79,717
Difference	$	9,212

	Per Focus Report		Adjustments		Per Audit	
Members' Equity and Net Capital	$	88,929	$	(9,212)	$	79,717
Deductions and / or charges						
Audit Adjustment 1		(2,500)		2,500		
Audit Adjustment 5		(11,228)		11,228		
Unidentified		(1,602)		1,602		
Additions						
Audit Adjustment 3		6,118		(6,118)		
	$	79,717	$	-	$	79,717

The accompanying notes are an integral part of the financial statements.